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                                                                   EXHIBIT 12(a)


                             UNION ELECTRIC COMPANY

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                Year Ended December 31,
                                         ---------------------------------------------------------------------
                                           1992            1993           1994           1995           1996
                                         --------        --------       --------       --------      ---------
                                                        (Thousands of Dollars Except Ratios)
Net Income for the Period . . . . . . .  $302,748        $297,160       $320,757        $314,107      $304,876

Add:
Taxes Based on Income . . . . . . . . .   197,009         182,716        203,827         207,734       196,210
Fixed Charges:
   Interest on Debt . . . . . . . . . .   125,798         124,430        135,608         129,239       128,375  (*)
   Amortization of Premium
      and Discount, Less
      Expense, on Debt; and
      Bond Defeasance Cost  . . . . . .     9,521           5,170          5,504           5,502         4,269
   Rentals (See Note) . . . . . . . . .       908           1,314          1,299           3,330         3,458
          Total Fixed Charges . . . . .   136,227         130,914        142,411         138,071       136,102

Earnings Available for Fixed
  Charges . . . . . . . . . . . . . . .  $635,984        $610,790       $666,995        $659,912      $637,188

Ratio of Earnings to Fixed
  Charges . . . . . . . . . . . . . . .      4.66            4.66           4.68            4.78           4.68




(*) Total annual interest charges on all bonds for the twelve months ended December 31, 1996 was $112,425,000. Note: Represents the interest factor applicable to rentals.